EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CP RECOMMENDS SHAREHOLDERS VOTE FOR GROWTH TO ACHIEVE CP’S
POTENTIAL

Board Believes a Vote for Pershing Square and Hunter Harrison is a Vote for Risk
and Disruption

Sends Letter to Shareholders

CALGARY (AB) – May 02, 2012 - Canadian Pacific (TSX: CP) (NYSE: CP) today sent the following letter to shareholders:

May 02, 2012

Dear Fellow Shareholder:

CP needs to grow to achieve its potential.  Railroads prosper through traffic density and our Multi-Year Plan is specifically designed to grow CP’s volumes and significantly enhance shareholder value.

Between now and CP’s annual meeting on May 17, 2012, CP recommends that you vote FOR continued growth, success and momentum on the WHITE universal proxy.

CP has the right team in place to enhance shareholder value — our experienced management team is successfully executing on the Multi-Year Plan, which is delivering record operating metrics and improved financial performance, as evidenced by our strong first quarter earnings.

CP’s Board unanimously believes that Pershing Square’s demand that CP replace the Company’s CEO with Mr. Harrison would delay and damage CP’s value-generating plan, and put our progress and momentum at significant risk.  While Pershing Square appears to agree with CP’s Plan in principle, its stated approach is diametrically opposed to the Plan’s successful implementation.  Pershing Square has stated that the bulk of its projections are based on cost-cutting when in fact CP has maintained operating expense unit costs comparable to Canadian National Railway (“CN”) since 2006, excluding legacy pension expense.  We believe Pershing Square’s approach does not make sense for your Company and represents a real risk to your investment in CP.

Shareholders should ask themselves how deep Pershing Square and Mr. Harrison would cut in order to achieve their unprecedented Operating Ratio (“OR”) targets.  Public statements by Pershing Square and Mr. Harrison imply that they plan to cut expenses by nearly $700 million by 2015, an amount equivalent to the cost of 45 per cent of CP’s work force or more than the expense associated with the leases, depreciation and maintenance for the company’s entire locomotive and rail car fleet.  In short, Pershing Square is proposing to make drastic and unrealistic cuts to one of the smallest of the Class I railroads to achieve OR targets at a rate that no management team has ever delivered.

CP’S MULTI-YEAR PLAN HAS SIGNIFICANT MOMENTUM AND IS
DELIVERING RECORD OPERATING METRICS AND IMPROVED
FINANCIAL PERFORMANCE

Every successful turnaround of a railroad has been based on a clearly articulated plan which balances revenue growth and efficiency.  Some of the key programs in CP’s Multi-Year Plan, which is designed to get the most out of CP’s unique assets include:

•
Operating longer, heavier trains.  By leveraging advances in train marshaling and train control technology and establishing a network of long sidings so that trains can meet and pass efficiently, CP can move more volume with fewer new train starts.  This strategy, developed under Fred Green’s leadership, has been built with productivity in mind.

•
Improving our yard processing capabilities.  Yard processing can have a major impact on the fluidity of a railroad, and enhancing this key aspect of our network will facilitate a lower cost operation, improve customer service and enable growth – all without the capital-intensive process of adding significant yard infrastructure.  The results of this program are evident in our reported results.

•
Extending CP’s market reach and length-of-haul. CP is successfully expanding our revenue base and profitably growing the business by leveraging the market reach and length-of-haul provided by the DM&E.  The addition of the DM&E extended CP’s reach deep enough into the U.S. to give the Company direct access to Kansas City, the second largest rail terminal in the U.S.  The DM&E also allowed CP to expand the reach of our successful agri-business, creating one of North America's best grain origination franchises, and gave the Company destination optionality for Bakken crude – a fast-growing energy market with huge potential.

The management team’s successful execution of the Multi-Year Plan - as evidenced by the record operating metrics CP has consistently delivered over the past several quarters - has enabled CP to narrow the target OR range for the plan from the low 70’s to 70-72 per cent for 2014.  Recently, further success and a clear line of sight to new growth opportunities allowed CP to extend the Multi-Year Plan out by two additional years with a target OR range of 68.5 - 70.5 per cent for 2016.

Importantly, these initiatives are fundamental components of our strategy to drive volume growth over the horizon of the Multi-Year Plan.

VOLUME GROWTH AND STRATEGIC INVESTMENT ARE CRITICAL
TO CP’S FUTURE SUCCESS

Volume growth represents 900 basis points of CP’s targeted OR improvement over the next five years.  CP’s continued service improvements and $1 billion new business opportunity pipeline are key elements in driving profitable growth over the Multi-Year Plan horizon.

CP operates in a highly competitive landscape –more than 80 per cent of CP’s franchise has direct rail competition compared to a much lower portion of CN’s franchise - and therefore customer relationships are critical.  Customers choose CP because they WANT to do business with us – not because they must.

Our customers’ confidence in CP is directly responsible for CP’s success in securing contracts with favourable pricing, margins and market share commitments.  In turn, the company’s major contract wins, including favourable long-term agreements such as those with Canpotex and Teck, have provided the stability to confidently make value-generating investments.

Since 2005, CP has strategically invested over $350 million to enhance capacity to enable low-cost growth.  During the recession in 2009, we prudently reduced the amount of capital that would normally be available for investment.  As a result of management’s aggressive actions during the recessionary period, CP was able to resume its capital investments in locomotives, longer sidings and track upgrades.  When paired with the key programs underlying our Multi-Year Plan, our improved infrastructure makes for a fundamentally enhanced railroad and has been a major factor in enabling record-breaking operating performance.

THE PERSHING SQUARE AND HARRISON PROPOSAL
TO CUT THEIR WAY TO SHARE PRICE GROWTH IS FLAWED

Pershing Square says it can achieve its OR goal of 65 per cent by 2015 predominantly through cost cutting.  In an interview on CNBC on April 30, 2012, William Ackman, CEO of Pershing Square, stated, “This is a cost story more than it’s a revenue story.”  In the same interview, Mr. Harrison revealed that his plan included only 2.5 per cent annual revenue growth, noting “ours is on the cost side, theirs is on the revenue side.”

However, CP’s cost per revenue ton mile – the key operating expense unit cost most frequently used in the railroad industry – has been comparable to CN’s since 2006, excluding legacy pension cost.  As the programs underpinning our plan take hold, we expect to drive further improvements.

CP cannot cut its way to growth.  It must invest to grow.  This is what the proxy contest is really about.  This is why a vote for Pershing Square and Hunter Harrison is a vote for risk and disruption.

PERSHING SQUARE’S DEMANDS RISK DISRUPTING CP’S SIGNIFICANT
MOMENTUM

The Board of CP believes that a Plan that appropriately balances revenue growth, capital investment for future profitability, and cost control is necessary to get the most out of CP’s unique assets.  CP’s Multi-Year Plan does exactly that.  The entire Board of CP, including our Safety, Operations and Environment Committee, will continue to closely oversee management’s execution of the Multi-Year Plan and the significant shareholder value we believe it will yield.  Make no mistake; the Board is holding Fred Green and the CP management team fully accountable for the success of this Plan.  As Michael Phelps, Chairman of the Board’s Management Resources and Compensation Committee, said at CP’s 2012 Investor Day on March 27th, 2012, “The expectation is of a significant, measurable, evident, continuous improvement, or else... We understand the expectations from the marketplace and we expect to see improvement.”

The CP Board believes that Pershing Square’s demand that CP replace the Company’s CEO with Mr. Harrison would result in major disruption to the momentum CP has built.  Furthermore, the Board believes that management change at this time represents unwarranted risk to the successful execution of the Multi-Year Plan and to creating value for shareholders.

Shareholders should ask themselves: why change a team with a winning plan? Why agree to a plan and then make it impossible to implement?

You may vote for CP’s director nominees using the instructions provided on the WHITE universal proxy on the Internet, or by signing, dating, and returning the WHITE universal proxy in the postage−paid envelope provided.  Only your last−dated proxy will count.  Any proxy may be revoked at any time prior to its exercise at the annual meeting as described in the Management Proxy Circular.

CP would like to thank all CP shareholders who have voted for CP’s director nominees, including those who have privately expressed their intent to vote for the CP Board at the upcoming annual meeting.

You can visit www.CPonTrack.com for a copy of CP’s Management Proxy Circular and for more information about CP, our team and our value-generating Multi-Year Plan.

On behalf of CP’s Board of Directors, thank you for your continued support and interest in CP.

Sincerely,

/s/ John E. Cleghorn

John E. Cleghorn
Chairman of the Board of Directors

If you have any questions about the information contained in this document or require assistance in completing your WHITE universal proxy, please contact our proxy solicitation agents:

TOLL FREE - 1-866-374-9187 or International Toll Free Number (outside Canada and U.S.): 1-866-682-6148	TOLL FREE 1-800-322-2885 or (212) 929-5500 (Call Collect)

Email: askus@georgeson.com	Email: proxy@mackenziepartners.com

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans,

anticipated financial performance, business prospects, planned capital expenditures, programs and strategies.  This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance.  Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information.  Forward-looking information is not a guarantee of future performance.  By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.  The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.  Readers are cautioned not to place undue reliance on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP.  Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com for a copy of CP’s Management Proxy Circular and to see how Canadian Pacific is further driving shareholder value.

Contacts:

Media
Ed Greenberg
Tel.:  612-849-4717
24/7 Media Pager: 855-242-3674
email: Ed_greenberg@cpr.ca

Investment Community

Janet Weiss
Tel.: 403-319-3591
email: investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Tim Lynch / Jed Repko
Tel.: 212-355-4449